Exhibit 99.15

CONSENT OF SOPHIE BERGERON, P. ENG.

In connection with the material change report of Goldcorp Inc. (the “Company”) dated March 4, 2019 filed on Form 6-K with the Securities and Exchange Commission (the “SEC”) on March 4, 2019 (the “Material Change Report”), I, Sophie Bergeron, P. Eng., consent to (i) the use of and reference to the technical report dated November 30, 2018, entitled “Éléonore Operations, Quebec, Canada, NI 43-101 Technical Report” (the “Technical Report”), or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me, (ii) the use of and references to my name, including as an expert or “qualified person”, in connection with the Material Change Report and the Technical Report, and (iii) the information derived or summarized from the Technical Report that is included or incorporated by reference in the Material Change Report.

I also hereby consent to the incorporation by reference of such information contained in the Material Change Report into Registration Statement Nos. 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805, 333-195816 and 333-213153 on Form S-8, No. 333-207371 on Form F-3 and No. 333-226751 on Form F-10 of the Company, as filed with the SEC.

Date: March 4, 2019

/s/ Sophie Bergeron
Name: Sophie Bergeron, P. Eng.